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                                                                 Exhibit 23.10

                        Consent of Independent Auditors



We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Corporate Express, Inc. for the offering of up to $325 million, 4 1/2% Convertible Notes due 2000 and for the offering of 6,500,000 shares of its common stock and to the incorporation by reference therein of our report dated May 1, 1996 with respect to the financial statements of Eddy Messenger Service, Inc. included in the Registration Statement (Form S-4 No. 333-13217) and related Prospectus of Corporate Express, Inc. for the registration of shares of its common stock, dated October 1, 1996, filed with the Securities and Exchange Commission.




/s/ Ernst & Young LLP
White Plains, New York
December 19, 1996